June 4, 2019

Dean O. Bass
Chairman and Chief Executive Officer
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, TX 77301

       Re: Spirit of Texas Bancshares, Inc.
           Draft Registration Statement on Form S-3
           Submitted May 24, 2019
           CIK No. 0001499453

Dear Mr. Bass:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services
cc:    Beth A. Whitaker, Esq.